Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES NAMES ANDREW HALL PRESIDENT AND CHIEF OPERATING OFFICER

HOUSTON, TX, February 14, 2006 - Stage Stores, Inc. (Nasdaq: STGS) today announced that Andrew Hall will join the Company as President and Chief Operating Officer effective February 20, 2006. Hall joins Stage Stores from Federated Department Stores, Inc., where he most recently served as Chairman of Foley's, a Houston-based division of Federated with 72 stores in Colorado, Louisiana, New Mexico, Oklahoma and Texas. As President and COO, Hall will oversee the Company's merchandising, marketing and store operations functions. Hall, 44, will report to Jim Scarborough, Chairman of the Board and Chief Executive Officer of the Company.

"We are extremely pleased and excited that Andy will be joining Stage Stores," stated Scarborough. "I know that based upon his broad background and experience, he will be an asset to our Company and will further strengthen our management team. I am confident that Andy will play an integral role in helping us fully realize the great potential of our company. In my continuing role as Chairman and CEO, I will work closely with Andy as he assumes his new responsibilities."

"I am delighted to be joining Stage Stores at such an exciting time of growth and opportunity," commented Hall. "I look forward to working with Jim and the other members of the Stage management team as we strengthen our position as the leading small town retailer of nationally branded family apparel."

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 550 stores located in 31 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

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